UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Perpetua Resources Corp.

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

714266103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	714266103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,966,508

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,966,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,508

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	714266103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Palmedo Holdings LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,966,508

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,966,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,508

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	714266103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,470,996

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,470,996

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,470,996

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	714266103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter F. Palmedo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,966,508

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,966,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,508

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	714266103

Item 1.	(a).	Name of Issuer:

Perpetua Resources Corp.

	(b).	Address of issuer's principal executive offices:

405 S. 8th Street Suite 201 Boise, ID 83702

Item 2.	(a).	Name of person filing:

Sun Valley Gold LLC Palmedo Holdings LLLP Sun Valley Gold Master Fund, Ltd. Peter F. Palmedo

	(b).	Address or principal business office or, if none, residence:

620 Sun Valley Road, 2nd Floor P.O. Box 2211 Ketchum, ID 83340

	(c).	Citizenship:

Sun Valley Gold LLC – Delaware Palmedo Holdings LLLP – Nevada Sun Valley Gold Master Fund, Ltd. – Cayman Islands Peter F. Palmedo – United States of America

	(d).	Title of class of securities:

Common Shares, no par value

	(e).	CUSIP No.:

714266103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Sun Valley Gold LLC: 2,966,508 Palmedo Holdings LLLP: 2,966,508 Sun Valley Gold Master Fund, Ltd. – 2,470,996 Peter F. Palmedo: 2,966,508

	(b)	Percent of class:

Sun Valley Gold LLC: 4.6% Palmedo Holdings LLLP: 4.6% Sun Valley Gold Master Fund, Ltd. – 3.8% Peter F. Palmedo: 4.6%

	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Sun Valley Gold LLC: 0 Palmedo Holdings LLLP: 0 Sun Valley Gold Master Fund, Ltd.: 0 Peter F. Palmedo: 0

(ii)	Shared power to vote or to direct the vote

Sun Valley Gold LLC: 2,966,508 Palmedo Holdings LLLP: 2,966,508 Sun Valley Gold Master Fund, Ltd.: 2,470,996 Peter F. Palmedo: 2,966,508

(iii)	Sole power to dispose or to direct the disposition of

Sun Valley Gold LLC: 0 Palmedo Holdings LLLP: 0 Sun Valley Gold Master Fund, Ltd.: 0 Peter F. Palmedo: 0

(iv)	Shared power to dispose or to direct the disposition of

Sun Valley Gold LLC: 2,966,508 Palmedo Holdings LLLP: 2,966,508 Sun Valley Gold Master Fund, Ltd.: 2,470,996 Peter F. Palmedo: 2,966,508

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024
(Date)

Sun Valley Gold LLC*

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Managing Member

Palmedo Holdings LLLP*

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: General Partner

Sun Valley Gold Master Fund, Ltd.*

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Director

/s/ Peter F. Palmedo*
Name: Peter F. Palmedo

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interests therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G, dated November 13, 2024 relating to the Common Shares, no par value of Perpetua Resources Corp. shall be filed on behalf of the undersigned.

Sun Valley Gold LLC

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Managing Member

Palmedo Holdings LLLP

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: General Partner

Sun Valley Gold Master Fund, Ltd.

By: /s/ Peter F. Palmedo
Name: Peter F. Palmedo
Title: Director

/s/ Peter F. Palmedo
Name: Peter F. Palmedo